Suite 3120 - 666 Burrard Street Vancouver, British Columbia Canada V6C 2X8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed: Toronto Stock Exchange - Ticker Symbol – ARZ
NYSE Amex: – Ticker Symbol – AZK
U.S. Registration:  (File 001-31893)
News Release Issue No. 38 – 2010

December 21, 2010
FOR IMMEDIATE RELEASE

LATEST DRILLING OUTLINES HIGH GRADE GOLD MINERALIZED CORRIDORS ON ZONE 123 AT THE CASA BERARDI MINE

Aurizon Mines Ltd. (TSX: ARZ; NYSE Amex: AZK) is pleased to report the results of recent drilling along Zone 123 from the exploration drift on the 810 metre level at its Casa Berardi Mine in north-western Quebec.

The current exploration program focused on Zone 123, located approximately 1.0 kilometre east of the West Mine shaft, with the objective to delineate high grade mineralization corridors.

Thirteen (13) new holes were completed from the 810 metre level drift and from the newly extended 550 metre level track drift.  The program is targeting a series of south-east dipping corridors where high grade mineralized corridors, ranging from 50 to 150 metres wide and open along strike, were previously identified.

Ten (10) mineralized intervals out of thirteen (13) returned a metal factor above 10 (true width in metres x the gold grade in grams per tonne), or higher.  They are included in this release and are illustrated on the attached sketch.  The drilling program covered an area of 100 metres along strike, 200 meters in width and up to 200 metres below and above the 810 metre level.

The best results were 19.1 grams of gold per tonne over 10.4 metres (true width) in hole CBP-0205 and 10.1 grams of gold per tonne over 12.5 metres (true width) in hole CBP-0209, respectively, which indicate lense continuity in the trend of the mineralized corridors.

The results indicate at least three (3) distinct high grade corridors located between the 1,050 metre level and the 280 metre level.

In Zone 123, gold mineralization occurs in quartz veins, cherty units and massive sulphides structures located between the South Zone 123 break to the east and the South break to the west in a volcanic bearing environment.  These corridors could extend for more than 1.0 kilometre, up and down-dip containing individual lenses along the corridor.

“The continuity in the mineralized system of Zone 123 confirms potential to extend the mineralization towards the east and west increasing the potential to find more mineralized corridors within this structure” said Gilles Carrier P. Eng., Principal Exploration Geologist.

Aurizon Mines Ltd.
News Release – December 21, 2010
Latest Drilling Outlines High Grade Gold Mineralized Corridors on

Zone 123 at the Casa Berardi Mine

Outlook

Underground drilling will continue with two rigs from the 550 metre exploration track drift to define the down dip and the up-dip extensions of the zone.  An updated mineral resource estimate will be completed as of December 31, 2010.

Quality Control

Core assays are performed on core sawed in half, with standard fire assay procedures and atomic absorption finition. Certified reference material, duplicate and blanks are inserted in the sample sequence for quality control.  Assay checking on pulp and coarse rejects are carried out on approximately 5% of samples.  Additional information on Quality Assurance and Quality Control (“QA/QC”), can be found in the ‘Technical Report on the Casa Berardi Mine’, dated February 9, 2009, which can be found under Aurizon’s profile on www.sedar.com  Primary exploration assaying was performed at the mine site laboratory and at Swastica lab in Ontario.  The QA/QC program is a performed at ALS Chemex lab in Val d’Or.

Drill hole planning, implementation and the quality control program is supervised by Gilles Carrier, P. Eng., Principal Exploration Geologist, a qualified person as defined by National Instrument 43-101.  Mr. Carrier is also responsible for the scientific and technical information in this news release.

Additional Information

The attached sketch shows the location of the holes which returned the best results, those being those holes with a metal factor of 10 (calculated as the true width in metres x the gold grade in grams per tonne) or greater.

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

For further information, contact

AURIZON MINES LTD.
David Hall, President and C.E.O. Telephone: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932	Martin Bergeron, Vice President, Operations Telephone: (819) 874-4511 Fax: (819) 874-3391
Web Site: www.aurizon.com Email: info@aurizon.com
or

Renmark Financial Communications Inc.
1550 Metcalfe, Suite 502

Montreal, QC   H3A 1X6

Barry Mire: bmire@renmarkfinancial.com
Maurice Dagenais: mdagenais@renmarkfinancial.com
Media: Lynn Butler: lbutler@renmarkfinancial.com

Tel: (514) 939-3989  Fax: (514) 939-3717

Aurizon Mines Ltd.
News Release – December 21, 2010
Latest Drilling Outlines High Grade Gold Mineralized Corridors on

Zone 123 at the Casa Berardi Mine

Forward Looking Statements and Information

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities regulations in Canada and the United States (collectively, “forward-looking information”).  The forward-looking information contained in this news release is made as of the date of this news release.  Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information.  Forward-looking information includes, but is not limited to, statements with respect a new resource estimate of Zone 123 of the Company’s Casa Berardi Mine, and timing and expectations of future work programs.  Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates”, or “believes”, or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved.

The forward-looking information contained in this news release is based on certain assumptions that the Company believes are reasonable, including, with respect to mineral resource estimates, the key assumptions and parameters on which such estimates are based, as set out in the technical report for the property,  that the current price of and demand for gold will be sustained or will improve, the supply of gold will remain stable,  that the general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed on reasonable terms and that the Company will not experience any material accident, labor dispute, or failure of plant or equipment.

However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information.  Such factors include, among others, conclusions of economic evaluations, the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials will increase more than expected, that the future price of gold will decline, that the Canadian dollar will strengthen against the U.S. dollar, that mineral resources are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in project parameters as plans continue to be refined may result in increased costs, of unexpected variations in mineral resources, grade or recover rates, of failure of plant, equipment or processes to operate as anticipated, of accidents, labour disputes and other risks generally associated with mining, unanticipated delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors and other risks more fully described in Aurizon’s Annual Information Form filed with the  securities commission of all of the provinces and territories of Canada  and in Aurizon’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, which are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to not be as anticipated, estimated or intended.  There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.

Aurizon Mines Ltd.
News Release – December 21, 2010
Latest Drilling Outlines High Grade Gold Mineralized Corridors on

Zone 123 at the Casa Berardi Mine

Hole	E (m)	From (m)	To (m)	Length along the hole (m)	True width (m)	Gold grade (g/t)
CBP-0187	12387.0	135.0	141.6	6.6	6.6	11.6
CBP-0188	12424.7	118.9	128.0	9.1	9.1	2.6
CBP-0189	12532.1	153.4	156.8	3.4	3.2	8.8
CBP-0190	12522.0	151.9	157.7	5.8	5.7	4.9
CBP-0201	12398.8	149.0	150.0	1.0	0.8	5.0
CBP-0202	12393.2	138.0	141.8	3.8	3.8	13.1
CBP-0203	12400.8	155.8	158.2	2.4	1.5	4.0
CBP-0204
CBP-0205	12393.1	129.0	139.4	10.4	10.4	19.1
CBP-0206	12336.2	408.9	411.0	2.1	2.1	18.8
CBP-0207	12326.0	208.4	226.9	18.5	15.8	5.8
CBP-0208	12284.2	272.8	294.0	21.2	9.0	5.0
CBP-0209	12293.0	337.8	366.0	28.2	12.5	10.1

Holes CBP-0189 and CBP-0190 were drilled from the 550 metre level track drift.

Hole CBP-0204 was abandoned before reaching targeted zone.